BELL, BOYD & LLOYD
                    Three First National Plaza
                70 West Madison Street, Suite 3300
                   Chicago, Illinois 60602-4207
                          312  372-1121
                       Fax  312  372-2098


                          May 6, 1999


Stein Roe Institutional Floating Rate Income Fund
One South Wacker Drive, Suite 3300
Chicago, Illinois  60606-4685

Ladies and Gentlemen:

      Stein Roe Institutional Floating Rate Income Fund

We are furnishing this opinion with respect to the proposed offer and sale from time to time of an additional 10,000,000 shares of beneficial interest (the "Shares") of the Stein Roe Institutional Floating Rate Fund (the "Fund") registered under the Securities Act of 1933 and the Investment Company Act of 1940 by a third amendment to the registration statement on Form N-2 (File No. 811-08955) as amended from time to time (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission").

We have acted as counsel for the Fund in connection with its initial organization and its registrations with the Commission, and we are familiar with the actions taken by its board of trustees to authorize previously the issuance, offer and sale of 10,000,000 Shares and currently the issuance, offer and sale of an additional 10,000,000 Shares.

In this connection we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate and other records, certificates and other papers as we deemed it necessary to examine for the purpose of this opinion, including the agreement and declaration of trust (the "Trust Agreement") and by-laws of the Fund, actions of the board of trustees of the Fund authorizing the issuance of Shares of the Fund and the Registration Statement.

We assume that, upon sale of the Shares, the Fund will receive the authorized consideration therefor, which will at least equal the net asset value of the Shares.

Based upon the foregoing, we are of the opinion that the Fund is authorized to issue the 10,000,000 Shares, and that, when the Shares are issued and sold after the Registration Statement has been declared effective and the authorized consideration therefor is received by the Fund, they will be validly issued, fully paid and nonassessable by the Fund.

The Fund is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or other undertaking issued by or on behalf of the Fund. The Trust Agreement provides for indemnification for all loss and expense of any shareholder of the Fund held personally liable for obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

In rendering the foregoing opinion, we have relied upon the opinion of Ropes & Gray expressed in their letter to us dated May
6, 1999.

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Act.

                                Very truly yours,

                                BELL, BOYD & LLOYD